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                                                                   Exhibit 99.11


                           TRIDENT INTERNATIONAL, INC.

                             EMPLOYEE RETENTION PLAN


         1. INTRODUCTION. This Employee Retention Plan (the "Plan") was adopted by the Board of Directors of Trident International, Inc. (the "Company") on January 5, 1999 for the benefit of the Company's officers and employees (collectively, the "Employees") in connection with the Board of Directors' consideration of the potential merger (the "Merger") of the Company with Illinois Tool Works Inc. ("ITW") or a subsidiary of ITW. The Plan is intended to
(i) promote continuity in the Company's workforce in the event that the Merger is consummated; (ii) alleviate the concerns of Employees regarding their future employment with the Company and/or its successor pending the Merger; and (iii) provide an incentive for the Employees to continue their employment with the Company's successor following the Merger. The Board of Directors adopted the Plan with the express intention that the Company's obligations under the Plan would be assumed by the successor to the Company (if any) in the Merger (the "Successor").

         2. ALLOCATION OF PAYMENTS UNDER THE PLAN. As soon as practicable after the date of the execution of the definitive agreement relating to the Merger, the Company's Chief Executive Officer and Board of Directors shall, after consultation with ITW, designate those Employees who will be eligible to receive payments under the Plan, and the list of such Employees (including the amount to which each such Employee will be eligible under the Plan) shall be attached hereto as APPENDIX A. The total amount to which Employees shall be eligible under the Plan shall be $475,500, $300,000 of which shall be allocated among Employees other than Elaine A. Pullen and J. Leo Gagne and the remainder of which shall be allocated between Elaine A. Pullen and J. Leo Gagne ($137,750 to Ms. Pullen and $37,750 to Mr. Gagne). The Company shall provide APPENDIX A to ITW promptly upon its completion.

         3.       TERMINATION PAYMENTS.

                  (a) In the event that the Merger is consummated and the employment of any Employee identified on APPENDIX A hereto is terminated by the Company or the Successor between the consummation of the Merger and the close of business on December 31, 1999 for any reason other than for good cause (as defined below), the Successor (or
         ITW) shall make an unmitigated payment to such Employee in the amount set forth opposite such Employee's name on APPENDIX A hereto, such payment to be made in a lump sum (less applicable federal and state withholding taxes) on or prior to the fifteenth day following such termination.





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                  (b)      Only the following shall be deemed to constitute
         "good cause" for the purposes of the Plan:

                           (i) the commission by the Employee of (A) a felony or (B) a misdemeanor involving moral turpitude, deceit, dishonesty or fraud;

                           (ii) gross negligence or willful misconduct of the Employee or, in the case of Ms. Pullen and Mr. Gagne, any action that would constitute grounds for termination under
                                    Section 6 of their respective Executive
                                    Employment Agreements;

                           (iii) a material violation by the Employee of the published policies of the Successor; or

                           (iv) the failure by the Employee to perform any substantial portion of such Employee's duties of employment.

                  (c) For purposes of the Plan, except as provided in 3(d) below, a reduction in an Employee's (other than Elaine A. Pullen and J. Leo Gagne) base salary, benefits, compensation plan or commission rate shall be deemed to be a termination of such Employee.

                  (d) In the case of J. Leo Gagne, any action which would constitute an "Involuntary Termination" pursuant to Mr. Gagne's Executive Employment Agreement, shall be deemed to be a termination of such Employee. In the event of any action which would consitute an "Involuntary Termination" to Ms. Pullen's Executive Employment Agreement, she will not be entitled to receive any compensation under this Employee Retention Plan.

         4. RETENTION PAYMENTS. In the event that the Merger is consummated, then on January 14, 2000, the Successor (or ITW) shall make a lump sum payment (less applicable federal and state withholding taxes) to each Employee identified on APPENDIX A hereto (other than Employees who have been terminated by the Company or the Successor for good cause on or prior to December 31, 1999, Employees who have previously received payments pursuant to paragraph 3 above and Employees who have voluntarily terminated their employment with the Company or the Successor on or prior to December 31, 1999) in the amount set forth opposite such Employee's name on APPENDIX A hereto.